UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tribute Pharmaceuticals Canada Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89609J106
(CUSIP Number)

Robert Harris 151 Steeles Avenue, East Milton, Ontario, Canada L9T 1Y1 (519) 434-1540
(Name, address and telephone number of person authorized to receive notices and communications)

December 1, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 89609J106	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Robert Paul Harris I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER	6,160,650
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,125,000
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	6,160,650
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,285,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (99,088,738 common shares of the Company were issued and outstanding as of February 26, 2015)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89609J106	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to common shares, no par value, of Tribute Pharmaceuticals Canada Inc., an Ontario, Canada corporation (formerly, Stellar Pharmaceuticals Inc., the “Company”), whose principal executive offices are located at 151 Steeles Avenue, East, Milton, Ontario, Canada L9T 1Y1.

Item 2.    Identity and Background.

(a)           Robert Paul Harris.

(b)	The address of Mr. Harris is c/o Tribute Pharmaceuticals Canada Inc., 151 Steeles Avenue, East, Milton, Ontario, Canada L9T 1Y1

(c)	Mr. Harris is the President, Chief Executive Officer and a director of the Company.

(d)	Mr. Harris has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Harris has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Harris is a citizen of Canada.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 1, 2011, the Company acquired 100% of the outstanding shares of privately-held Tribute Pharmaceuticals Canada Ltd. (“Tribute Ltd”) and Tribute Pharma Canada Inc. (“Tribute Inc”) (together referred to as “Tribute”).  In connection with such acquisition, the Company acquired, without limitation, certain assets with an aggregate fair value of approximately Cdn$14.5 million. Mr. Harris, a former shareholder of Tribute Ltd, received (i) 3,575,000 common shares of the Company on December 1, 2011, which shares were valued at approximately Cdn$2 million based on the then current share price of Cdn$0.57, in addition to certain cash consideration, and (ii) 550,000 common shares of the Company on March 22, 2012, which shares were valued at approximately Cdn$308,000 based on the then current share price of Cdn$0.56. Mary-Ann Harris (a former shareholder of Tribute Inc. and Mr. Harris’s spouse) received (i) 3,575,000 common shares of the Company on December 1, 2011, which shares were valued at approximately Cdn$2 million based on the then current share price of Cdn$0.57, in addition to certain cash consideration, and (ii) 550,000 common shares of the Company on March 22, 2012, which shares were valued at approximately Cdn$308,000 based on the then current share price of Cdn$0.56.  The information contained in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On December 1, 2011, the Company granted Mr. Harris options to acquire 1,034,276 common shares of the Company at an exercise price of Cdn$0.57, of which 730,457 options are exercisable within 60 days after the date hereof. With respect to such options granted to Mr. Harris on December 1, 2011, 50% are time based and vest in 36 equal quarterly installments on the first day of January, April, July and October, with the first installment having vested on April 1, 2012.  The remaining 50% of these options are performance based.  Of those options 176,689 have been cancelled (2013 – 172,379 and 2014 – 4,309) as the targets were not achieved.  One-third of these options (172,379) vested in 2013 while the remaining 168,070 options will vest quarterly during 2015.  The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On February 27, 2013, in connection with the Company closing a private placement of 8,437,500 units (the “Units”), with each Unit consisting of one common share and one-half of one Series A common share purchase warrant (a “Series A Warrant”) and one-half of one Series B common share purchase warrant (a “Series B Warrant”), Mr. Harris acquired 625,000 Units, or 625,000 common shares and 312,500 Series A Warrants and 312,500 Series B Warrants, for US$250,000 (US$0.40 per Unit). Each whole Series A Warrant entitled the holder thereof to acquire one common share of the Company at any time during the period ended 24 months after the date of issuance at a price of US$0.50 per common share. Each whole Series B Warrant entitles the holder thereof to acquire one common share of the Company at a price of US$0.60 per share at any time during the period ending 60 months after the date of issuance, subject to a certain right of the Company to call the Series B Warrants. The information contained in Exhibit 3, 4 and 5 listed in Item 7 below is hereby incorporated by reference to this Item 3.

CUSIP No. 89609J106	SCHEDULE 13D	Page 4 of 6 Pages

On June 24, 2013, the Company granted to Mr. Harris options to acquire 90,000 common shares of the Company at an exercise price of Cdn$0.42, of which 52,500 options are exercisable within 60 days after the date hereof.

On February 6, 2014, the Company granted to Mr. Harris options to acquire 189,617 common shares of the Company at an exercise price of Cdn$0.40, of which 2,693 options are exercisable within 60 days after the date hereof, 168,070 have been cancelled as the targets were not achieved.  The remaining 21,547 options will vest quarterly in each of 2015 and 2016.  The information contained in Exhibit 6 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On January 29, 2015, the Company granted to Mr. Harris options to acquire 1,200,000 common shares of Company under the Company’s stock option plan, including 300,000 options vesting quarterly from March 31, 2015 through December 31, 2017, at an exercise price of Cdn$0.62, and 900,000 options that may be earned depending on achievement of certain gross revenue and EBITDA budgets for the Company, vesting quarterly from March 31, 2016 through December 31, 2018, at an exercise price of Cdn$0.62.  The information contained in Exhibit 7 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On February 19, 2015, the Company issued 312,500 common shares to Mr. Harris, for aggregate cash consideration of US$156,250, as a result of certain exercises of Series A Warrants. The information contained in Exhibit 5 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4.    Purpose of Transaction.

Mr. Harris acquired beneficial ownership of certain common shares of the Company as part of the consideration for the Company’s acquisition of Tribute as discussed under Item 3 above, which information is hereby incorporated by reference to this Item 4.

Certain of the common shares beneficially owned by Mr. Harris are subject to stock options that were granted to Mr. Harris as a result of being an executive officer and director of the Company.

The securities acquired by Mr. Harris were acquired for investment purposes. The information contained in Exhibits 1 - 3 and 5 - 7 in Item 7 below is hereby incorporated by reference to this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a)
Mr. Harris is the beneficial owner of 10,285,650 common shares, or 10.3% of the Company’s outstanding common shares as of February 26, 2015, which includes (i) 5,062,500 common shares held by Mr. Harris, (ii) 4,125,000 common shares held by Mr. Harris' spouse, (iii) 730,457 common shares issuable pursuant to options granted under the Company’s stock option plan that are vested and exercisable within 60 days after the date hereof at an exercise price of Cdn$0.57 per share; (iv) 52,500 common shares issuable pursuant to options granted under the Company’s stock option plan that are vested and exercisable within 60 days after the date hereof at an exercise price of Cdn$0.42 per share; (v) 2,693 common shares issuable pursuant to options granted under the Company’s stock option plan that are vested and exercisable within 60 days after the date hereof at an exercise price of Cdn$0.40 per share; and (vi) 312,500 common shares underlying Series B warrants, which are exercisable from February 27, 2013 until February 27, 2018 at an exercise price of Cdn$0.60 per share, subject to a certain right of the Company to call the Series B warrants.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,160,650 common shares of the Company.

(ii)	Shared power to vote or to direct the vote: 4,125,000 common shares of the Company.

(iii)	Sole power to dispose or to direct the disposition: 6,160,650 common shares of the Company.

(iv)	Shared power to dispose or to direct the disposition: 4,125,000 common shares of the Company.

(c)
On February 19, 2015, the Company issued 312,500 common shares to Mr. Harris, for aggregate cash consideration of US$156,250, as a result of certain exercises of Series A Warrants.  Other than the foregoing, Mr. Harris did not effect any transactions in the Company’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 89609J106	SCHEDULE 13D	Page 5 of 6 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is hereby incorporated by reference to this Item 6.

The information contained in Exhibits 1 –7 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7.   Material to be Filed as Exhibits.

1.	Share Purchase Agreement dated December 1, 2011 between the Company, Elora Financial Management Inc., Mary-Ann Harris, Robert Harris and Scott Langille (incorporated by reference from Exhibit 2.1 to the Form 8-K/A filed by the Issuer with the Commission on February 11, 2013).

2.	Employment Agreement between the Company and Mr. Harris dated December 1, 2011 (incorporated by reference from Exhibit 10.1 to the Form 8-K/A filed by the Issuer with the Commission on February 11, 2013).

3.	Securities Purchase Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

4.	Registration Rights Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

5.	Form of Series A/Series B warrant (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

6.	Amending Agreement dated February 6, 2014 between the Company and Mr. Harris.

7.	Employment Agreement between the Company and Mr. Harris dated January 1, 2015 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 2, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2015	By:	/s/ Robert Harris
Robert Harris